UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Saleen Automotive, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> August 6, 2021

Physical address of issuer
2735 Wardlow Road, Corona, CA 92882

Website of issuer
www.saleen.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary

007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 6.5% of the amount raised in the Offering after each successful closing, including intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
8,000

Price (or method for determining price)
$1.25

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$3,945,313.00

Deadline to reach the target offering amount
July 29, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$15,585,939.00	$16,231,810.00
Cash & Cash Equivalents	$37,173.00	$2,958.00
Accounts Receivable	$216,064.00	$48,148.00
Short-term Debt	$10,544,093.00	$10,138,168.00
Long-term Debt	$2,145,001.00	$1,394,111.00
Revenues/Sales	$4,382,758.00	$3,329,975.00
Cost of Goods Sold	$4,696,357.00	$3,657,529.00
Taxes Paid	$27,653.00	$192,917.00
Net Income	-$1,441,198.00	$4,748,693.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 30, 2024

FORM C

Up to $3,945,313.00

Saleen Automotive, Inc.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Saleen Automotive, Inc., a Delaware Corporation ("Saleen Automotive" or the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $3,945,313.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the amount raised in the Offering after each successful closing, including intermediary closings .

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$32.50	$467.50
Aggregate Minimum Offering Amount	$10,000.00	$650.00	$9,350.00
Aggregate Maximum Offering Amount	$3,945,313.00	$256,445.34	$3,688,867.66

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.saleen.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 30, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

7

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.saleen.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Saleen Automotive, Inc. (the "Company") is a Delaware Corporation, formed on August 6, 2021.

The Company is located at 2735 Wardlow Road, Corona, CA 92882.

The Company's website is www.saleen.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, transmissions, suspensions, interior trims, and aerodynamics, to set them apart from their counterparts. All Saleen models are tested and built at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We are an original equipment manufacturer ("OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as "Saleen Signature Cars". We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

The Offering

Minimum amount of Shares of Common Stock being offered	8,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	26,759,476
Maximum amount of Shares of Common Stock	3,156,250
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	29,907,726
Purchase price per Security	$1.25
Minimum investment amount per investor	$500.00
Offering deadline	July 29, 2024
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.
Investment Incentives and Bonuses	Time-based bonuses*

	• Invest during weeks 1-4 and receive 20% bonus shares • Invest during weeks 5-6 and receive 15% bonus shares • Invest during weeks 7-8 and receive 10% bonus shares • Invest during weeks 9-10 and receive 5% bonus shares Volume-based bonuses* • Invest $1,500+ and receive 5% bonus shares • Invest $5,000+ and receive 10% bonus shares • Invest $25,000+ and receive 15% bonus shares • Invest $50,000+ and receive 20% bonus shares Loyalty Perks** • Existing investors receive 5% bonus shares *Time-based and volume-based bonuses are not stackable **Loyalty bonuses stack with time-based and volume-based

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire

investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations, and cash flows.
As of March 31, 2023, we have $15,233,993 in total liabilities, of which amount $10,544,093 are classified as current liabilities. Some of that debt consists of approximately $1,334,158 million due to our vendors, and $1,586,477 million due to the Company's leaseholder in connection with suspension of lease payments on its two facilities in response to the impact of COVID-19. We also increased the size of the Company's loan from the Small Business Administration ("SBA") to $2,000,000. Under the terms of the SBA loan, the SBA has the option require the Company to repay the full amount of the loan, or a portion, in the event the Company raises funds through an offering of its securities. In that event, the SBA may require the Company to pay the full balance of the loan from the proceeds of this Offering, which may reduce the amount of funds available for other purposes, such as working capital.

Our debt level could also limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide economic slowdown as a result of COVID-19 and supply chain shortages and delays make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Substantially all of our assets are pledged as collateral to some of our lenders.
The Company has a security agreement in connection with our loan from W-Net Fund, under which the Company has granted a security interest to W-Net Fund in certain automobiles owned by the Company. As of March 31, 2023, the balance of the W-Net Fund loan was $187,636. Additionally, in connection with our amended loan agreement with the Small Business Administration ("SBA"), the SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. As of April 7, 2022, the date on which the amended SBA agreement became effective, the balance of the loan was increased to $2,000,000. Accordingly, if the Company were to default, liquidate or dissolve, or declare bankruptcy, W-Net Fund and the SBA would be paid first before the Company's stockholders would receive anything.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the product or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this Offering is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the automotive industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates may be favorable, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Saleen Original Series. Delays or cost overruns in the development of our Saleen Original Series and failure of the product to meet our performance estimates may be caused by, among

other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Aside from the R&D costs paid for by JSAT, the Company was previously paid approximately $28,000,000 for its role in developing the model S1 car. There is no assurance that sufficient funds will be raised by the Company in the future to complete the development of the model S1, or any of its other development stage Saleen Original Series vehicles. Any of these events could materially and adversely affect our operating performance and results of operations.

Voting Proxy
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying the Securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This Offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this Offering, we may request that the Intermediary instruct the Escrow Facilitator to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted, will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it ; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s)

because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including some of our retail and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Intense Competition
Saleen Automotive operates in a highly competitive market, facing competition from established manufacturers of American Muscle Cars, Premium Luxury Cars, and High Performance Cars. Competitors include well-known brands such as Ford, Chevrolet, Jeep, Cadillac, Lexus, Porsche, Ferrari, Lamborghini, BMW, Audi, and Mercedes. The Company will need to continuously differentiate itself, innovate, and maintain a strong brand presence to remain competitive and capture market share.

Economic Volatility
The luxury car market, although projected to experience substantial growth, is susceptible to economic downturns and fluctuations. During periods of economic instability, consumers may reduce discretionary spending on high-end luxury items, including luxury cars. A decline in consumer purchasing power or a recessionary environment could negatively impact the demand for Saleen's high-performance vehicles and lead to a decline in sales and revenue.

Supply Chain Disruptions
Saleen Automotive relies on a complex supply chain to source components, parts, and materials required for manufacturing its vehicles. Disruptions in the supply chain, such as delays in the delivery of essential components, shortages of raw materials, or geopolitical factors affecting suppliers, could lead to production delays, increased costs, and customer dissatisfaction. The company should have contingency plans in place to mitigate potential disruptions and ensure a reliable supply chain.

Technological Advancements

The automotive industry is witnessing rapid technological advancements, including the rise of electric vehicles, autonomous driving technologies, and enhanced connectivity features. Failure to adapt and integrate these emerging technologies into its vehicles could result in a loss of competitiveness for Saleen Automotive. The Company needs to invest in research and development to stay ahead of technological trends and meet evolving customer expectations.

Regulatory Compliance
The automotive industry is subject to various local, national, and international regulations related to safety, emissions, fuel efficiency, and other environmental standards. Non-compliance with these regulations can lead to fines, penalties, reputational damage, and disruptions in production. Saleen Automotive must stay updated on regulatory requirements and ensure that its vehicles meet all necessary standards to avoid legal and compliance issues.

Intellectual Property Risks
While Saleen Automotive possesses a significant amount of intellectual property (IP), including proprietary designs, there is a risk of infringement by competitors or other entities. Protecting and enforcing its IP rights is crucial for the company's success. Legal challenges, disputes, or inadequate IP protection could undermine Saleen's ability to differentiate itself and maintain a competitive advantage.

The Company does not control the patents it uses
The Company utilizes patented technology in which the patents are held by our founder, Steve Saleen. The Company does not have a license agreement in place for the use of those patents. If there is ever a change in the relationship between Steve Saleen and the Company, we may no longer have access to that patented technology.

Changing Consumer Preferences
Consumer preferences and trends in the automotive industry can change rapidly. Shifts in consumer preferences towards electric vehicles, sustainability, and alternative mobility solutions may impact the demand for high-performance gasoline powered vehicles offered by Saleen Automotive. The Company needs to anticipate and adapt to changing consumer preferences to ensure its product offerings remain attractive and aligned with market demands.

Economic and Geopolitical Factors
Saleen Automotive's operations and sales are not limited to a single market. Changes in economic conditions, trade policies, tariffs, or political instability in key markets can significantly impact the company's business. Fluctuating exchange rates, import/ export regulations, and geopolitical tensions can affect production costs, pricing, profitability, and market access for Saleen 's vehicles.

Brand Reputation
Maintaining a strong brand reputation is crucial in the automotive industry. Negative publicity, product recalls, quality issues, or safety concerns can tarnish a brand's image and erode consumer trust. Saleen Automotive needs to prioritize quality control, customer satisfaction, and ensure consistent delivery of high-performance vehicles to protect its brand reputation and retain customer loyalty.

Market Saturation
The luxury car market is becoming increasingly saturated with numerous manufacturers vying for market share. As more competitors enter the market, it may become more challenging.

We Have Been Involved in Multiple Lawsuits and A Regulatory Actions.

Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in-interest, and Steve Saleen, our Chief Executive Officer and Director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act of 1934 (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder. We may be named in lawsuits or regulatory actions in the future. Regardless of whether any future claims or actions have merit, defending such lawsuits and regulatory actions may be time-consuming and costly, and could harm our reputation, adversely affect our relationship with customers and partners, divert management's attention and resources, and result substantial costs and/or subject us to significant liability.

Certain of Our Subsidiaries Are Subject To Tax Liens
Saleen Sales Corporation, one of our subsidiaries, is subject to three tax liens from the State of California, in the aggregate amount of $39,145, which we are, in good faith, disputing and seeking to settle. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of$4,712, all of which we are in the process of settling. The failure to settle such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business.

The managing member and majority owner of Edvest Saleen LLC, one of the Company's Principal Securities Holders, was named as a defendant in three civil lawsuits.
Leslie Edelman, the managing member and majority owner of Edvest Saleen LLC, was named as a defendant in three civil suits, all of which have been closed. There are two claims of personal injury stemming from the delivery of materials and one claim of product liability. The involvement of Leslie Edelman in the civil suits may subject either Edvest Saleen LLC or the Company to increased scrutiny and regulatory compliance requirements. The Company may be required to disclose information, provide additional documentation, or comply with specific reporting obligations, which could result in additional costs and administrative burdens.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this

Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or securities convertible into capital stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company is conducting a concurrent raise for accredited investors.
The Company is raising additional capital from accredited investors under Rule 506(c) of Regulation D. This raise may be at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

SALEEN AUTOMOTIVE, INC. ("Saleen", the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles (’’Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers (“Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, transmissions, suspensions, interior trims, and aerodynamics, to set them apart from their counterparts. All Saleen models are tested and built at Saleen’s private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We are an original equipment manufacturer (“OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as "Saleen Signature Cars". We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

Business Plan

We make our revenue by designing, developing, and manufacturing automobiles. Currently, the majority of our revenue comes from the Saleen Signature Series, which are high-performance automobiles based on the chassis of globally popular Ford automobiles such as the Ford Mustang, Ford F-150, and Ford Bronco.

We are working on creating new revenues streams from the production and sales of the Saleen Original Series, which are Saleen automobiles that are designed, developed, and produced entirely in house by Saleen Automotive. The Saleen Original Series will include the Saleen S1, a two seater sports car that will have the qualities, performance, and features of high end luxury European sports cars, but at a more attractive price. We believe the S1 is only the beginning of the Saleen Original Series, which over time will feature an array of automobiles.

The Saleen S1

S1 Concept & Design: The S1 concept is to offer an affordable, street legal Supercar offered as a 2.2L 4 cylinder, 450 hp, 2-seater, mid-engine. The debut concept and design was highlighted by

creating a prototype for the vehicle's exterior, interior, and drive train. The all-aluminum chassis is housed in a carbon fiber body that provides an exotic mixture of race and luxury components. The $130k MSRP makes the S1 an affordable option compared to other Supercar brands with similar performance vehicles.

Development: The Company has already completed extensive development including proof of concept. The Company has produced 4 Development units (street version) that have undergone extensive road and track testing. This includes testing drivetrains, crash simulation, aerodynamics, interior cabin ergonomics (e.g. pedal/seating positioning), breaking, and suspension.

Track Testing: Following in the steps of Saleen's previous development of Supercars, the S1 has gone through the more rigorous testing and development on racetracks across the US, compared to the S7. Racing provides the most intense stress testing that a car can undergo. Testing included using drivers of all ranges of semi-professional and professional drivers to provide data and design feedback. This was facilitated in a competitive setting as a race series. Then the S1 was put to the test and was raced by professional drivers against competitors such as Ferrari. This was necessary to meet the performance criteria in the industry. The S1 has competed in the Winners Circle. Development of the street version will take all of the technology and know-how transfer from the race version.

Certification & Production: In order to complete the final phase of production, the Company needs to pass the Start Up Production and Certification process. The final phase of certification must be performed by a 3rd party vendor. The 4 categories are 1) Airbag development & deployment 2) Headlight/taillight certification 3) Seating 4) Tailpipe emissions/ECU. The approximate cost to complete such certification is $15m (Headlight/taillight - $1-2m; Seating - $1-2m; ECU - $4-5m; Airbag - $3-4m; Startup production (e.g. tooling/assembly) - $2m).

History of the Business

The Company was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, lnc, was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 6, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C-Corporation that wholly owns SLN Merger Sub, LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company. The Predecessor executed a merger that closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen Automotive. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc. Our parent Company, Saleen Automotive, Inc. was founded in Corona, CA in 2021, and wholly owns SLN Merger Sub LLC. SLN Merger Sub LLC wholly owns Saleen Sales Corporation (CA Corp, founded in 2013) and Saleen Signature Cars (CA Corp, founded in 2008).

The Company's Products and/or Services

Product / Service	Description	Current Market
Tuning (Signature Cars)	The Company builds upon a Ford chassis, adding value and customizing the car to perform as close to race spec as possible	Ford dealerships nationwide
Proprietary Cars	e.g. the Model S7; the go-to-market S1; and others currently in design phase.	luxury motorcar retail model
Automotive Engineering Consulting	Performance engineering consulting to worldwide automotive manufacturers	automotive manufacturers
Licensing	Licensing Saleen brand in exchange for royalty rate	Merchandising industry

The Company is progressing towards bringing the S1 to market. Some proceeds of the Offering will go towards the cost of bringing the S1 to market. Such costs include R&D related to safety certifications.

Current distribution methods: The Company currently distributes the majority of its Saleen Signature Series cars through high-volume Ford dealerships. The Company plans to distribute the Saleen Original Series, including the S1, through the same Ford network, as well as through certain boutique dealerships, and eventually through a planned line of Saleen branded stores.

Competition

The Company's primary competitors are Ford, Chevrolet, Jeep, Dodge, Cadillac, Lexus, Infiniti, Acura, Genesis, Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, Mercedes, Hennessey, and Roush.

Saleen Automobiles live at the intersection of 1) American Muscle Cars made by companies such as Ford, Chevrolet, Jeep, and Dodge, 2) Premium Luxury Cars made by Cadillac, Lexus, Infiniti, Acura, and Genesis and 3) High-Performance Cars such as Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, and Mercedes. We view all of these manufacturers as our competitors, because we echo the history, bravado, and price point of American Muscle Cars, the features and look of Premium Luxury Cars, and the speed and performance of High-Performance Cars. Other specific competitors include Hennessey and Roush.

Supply Chain and Customer Base

The principal suppliers for the Company are Ford Motor Co., along with proprietary vendors, custom fabricators, and national vendors.

The Company is dependent on the following suppliers:

Supplier or Description.	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Ford Motor Co.	Chassis and other essential automotive parts.	51.0%

The Company's current customers are high volume national Ford dealerships, individual car collectors, and exotic car dealerships.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology.

In total, Steve Saleen has 25 patents to his name across multiple facets of automobile design, development, and manufacturing. We are able to leverage these patents in our operations, although they are not in the Company's name.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5511178	Class 012: Automobiles and structural parts therefor; Automotive body kits comprising external structural parts of automobiles	SALEEN	June 12, 2017	July 10, 2018	United States
5394919	Class 012: Automobiles and structural parts therefor	S	June 14, 2017	February 6, 2018	United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Saleen Automotive, Inc.	Saleen Performance Parts	Use of name and logo	December 31, 2030
Steve Saleen	Saleen Automotive	Use of name and likeness	
Saleen Automotive	Agent	Use of name, image of vehicle, and likeness	

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities.

Litigation

Parties	Description	Damages	Status
Tallahassee Ford v. Saleen Automotive, Inc.	Plaintiff claims it paid for a vehicle which was never delivered.	$73,047.17	Complaint filed
Green Worldwide Shipping, LLC v. Saleen Automotive Inc. and Stephan Saleen	Plaintiff claims unpaid balance for transportation services.	$9,297.95 plus interest and attorney fees	Complaint filed
TM Tecnologie Meccaniche s.r.l. v. Saleen Automotive, Inc.	Plaintiff claims unpaid balance for automobile-related products.	$225,064.00	Complaint filed
Automobile Club de I'Quest	Breach of Settlement Agreement	$30,000	Opposing party threatens to file breach of contract complaint for failure to make payment on a settlement agreement, with a balance due of $30,000

Other

The Company's principal address is 2735 Wardlow Road, Corona, CA 92882

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
SLN Merger Sub LLC	Limited Liability Company	Delaware	August 6, 2021	100.0%
Saleen Sales Corporation	C-Corporation	California	August 22, 2013	100.0%
Saleen Signature Cars	C-Corporation	California	July 31, 2008	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$650	6.50%	$256,445
General Marketing	18.50%	$1,850	18.50%	$729,883
Research and Development	0.00%	$0	25.00%	$986,328
Future Wages	25.00%	$2,500	25.00%	$986,328
Overdue Accounts Payable	25.00%	$2,500	10.00%	$394,531
General Working Capital	25.00%	$2,500	15.00%	$591,798
Total	**100.00%**	**$10,000**	**100.00%**	**$3,945,313**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Saleen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, July 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive Inc., CEO, July 2011 - Present; Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

Education

University of Southern California, B.S. Business

Name

Dennis Hartmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Hartmann Law Group, Founding Member, January 1990 - Present; Oversee all aspects of the business.

Education

University of Alabama, B.A. University of Texas School of Law, J.D.

Name

Neil Hannemann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FACT (Forensic Automotive Collision Team), Automotive Consultant, January 2011-Present; Forensic analysis of accident vehicles and accident scenes. Consulting with, and testifying in deposition and trial for attorneys, and government agencies regarding complex automotive litigations. Testing and directing of testing, along with result analysis, of various vehicle components and systems. Testing of vehicle handling and dynamics.

Education

General Motors Institute, Bachelor of Science, Mechanical Engineering, Automotive option

Name

Michael Deschenes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired, 2016-Present; active with personal equities portfolio management and real estate investments, some consulting assignments.

Education

California State University, Fullerton, B.S. Business Administration

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Saleen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, July 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive Inc., CEO, July 2011 - Present; Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

Education

University of Southern California, B.S. Business

Name

Charles Arzubiaga

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Controller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive, Inc., Vice President, Controller, April, 2023 - Present; Oversee all finance and accounting functions at Saleen Automotive
Maya Cinemas North America, Inc., Vice President of Accounting and Finance, January, 2020 - March, 2023; Oversee accounting and finance

Education

Charles is a graduate of the University of California, Santa Barbara, with a degree in Business Economics and an emphasis in accounting.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 20 employees in California and New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	100,000,000
Amount outstanding	26,751,476
Voting Rights	One vote per share. However, investors through Regulation CF appoint CEO as their proxy to vote the Securities.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the

CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm -commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Type of security	Preferred Stock
Amount authorized	1,000,000
Amount outstanding	0
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%
Other Material Terms or information.	Preferred Stock have liquidation preference over Common Stock

Type of security	Convertible Notes
Amount outstanding	100,000
Voting Rights	If converted, same rights as Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Convertible Notes convert into shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms or information.	The Convertible Note currently will convert into Common Stock at the lesser of $0.07 or 70% of the average of the Company's stock price over a specified period of time if it were publicly traded.

Type of security	Warrants
Amount outstanding	2,222,222
Voting Rights	If exercised, same rights as Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Warrants are exercised into shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms or information.	Warrants are exercisable for Common Stock. Exercise price of $0.10 per share.

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding:

Type of debt	Amended SBA Loan
Name of creditor	Small Business Administration
Amount outstanding	$2,066,986.00
Interest rate and payment schedule	3.75%. The Company expects to pay installments on the principal and interest of $9,822.00 monthly, will begin twenty-four months from the date of the original note.
Amortization schedule	
Describe any collateral or security	The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc.
Maturity date	August 18, 2050
Other material terms	The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Type of debt	Secured Promissory Note
Name of creditor	W-Net Fund
Amount outstanding	$187,636.00
Interest rate and payment schedule	12.0%
Amortization schedule	N/A
Describe any collateral or security	The W-Net Note is secured by automobiles as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement.
Maturity date	November 28, 2021
Other material terms	The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Type of debt	Convertible Notes
Name of creditor	Philpott Family Trust
Amount outstanding	$100,000.00
Interest rate and payment schedule	7.0%
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	March 28, 2017
Other material terms	The Convertible Note bears interest at 7.0% per annum, was due on March 28, 2017, and is currently in default.

Type of debt	Promissory Note
Name of creditor	Certitude Trust
Amount outstanding	$160,956.00
Interest rate and payment schedule	6.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 1, 2022
Other material terms	Currently in default

Type of debt	Promissory Note and Forbearance Note
Name of creditor	Rexco
Amount outstanding	$1,708,787.00
Interest rate and payment schedule	5.0% on Promissory Note
Amortization schedule	N/A
Describe any collateral or security	Common Stock
Maturity date	August 16, 2016
Other material terms	In fiscal year 2023, the Company negotiated a forbearance term sheet with the landlord of 2735 and 2755 Wardlow, Corona, CA to address past due rents due to the COVID-19 pandemic. As a part of this agreement, the Company acknowledged that as of February 28, 2023, Rexco is owed $1,586,477 in rent an additional $107,504 in late fees according to the Rexco statements and agreed to pledge its Common Stock as collateral for outstanding prior rent. If the Company does not full payment of past due rent by June 30, 2024, the landlord will proceed to enforce the terms of its lease and collect the past due rent by any legal means.

Type of debt	Promissory Note
Name of creditor	Manderson
Amount outstanding	$104,103.00
Interest rate and payment schedule	6.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2023
Other material terms	Currently in default

Type of debt	Promissory Note
Name of creditor	Race Crafters Manufacturing
Amount outstanding	$200,000.00
Interest rate and payment schedule	Company must pay $5000 per month beginning May 1, 2023, and must pay $13,333.33 per month beginning May 1, 2025, for six months.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	$200,000.00 is settlement amount in a stipulated judgment.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	155,950	$155,950.00	General business operations	April 1, 2022	Regulation A
Common Stock	916,903	$1,019,131.00	Intermediary fees; R&D; Marketing; Working Capital; Company	July 11, 2023	Regulation CF
Common Stock	375,000	$475,000.00	Working capital; R&D.	April, 2024	Rule 506(c)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $34,477,243.75.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company's Common Stock is owned by many investors. There are three holders who each own more than 10% of the outstanding Common Stock. They are Edvest Saleen, LLC (16.3%), Steve Saleen (16.2%), and Gakasa Holdings (11.9%).

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own 0.03% of the Company if the Minimum Amount is raised and 10.55% if the Maximum Amount is raised, on a fully diluted basis (assuming all convertible securities are converted and exercised). The foregoing percentages do not take into account any bonus shares issued.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Results of Operations

Revenues for the Company in fiscal year 2021, which ended on March 31, 2022, was $3,329,975, compared with revenues for the fiscal year 2022, which ended on March 31, 2023, which was $4,382,758. This represents an approximate increase of 32% over the prior year, which is primarily due to the Company's improved ability to get inventory from the Ford Motor Company in order to fulfill orders for the Saleen versions of the Ford Mustang and Ford F-150. The Company was significantly impacted by supply chain and inventory availability during the COVID-19 pandemic, which resulted in a decrease in sales and revenue. Costs of goods sold for the Company in fiscal year 2022 were $3,657,529, compared to $4,696,357 for fiscal year 2023, which is an approximate 28% increase from the prior year. Gross margin in fiscal year 2022 was -10% compared to -7% in fiscal year 2023. The Company's negative gross margin improved for fiscal year 2023 relative to fiscal year 2022, because of 1) an increase in sales, and 2) a decrease in COGS due to higher unit volume that led to improved pricing from suppliers.

Operating expenses for fiscal year 2022 were $4,272,260, as compared to $3,397,405 in fiscal year 2023, which represents a 20.5% increase. Selling, general, and administrative expenses saw a 35% decrease between 2022 and 2023, from $3,963,692 to $2,575,074 respectively. This decrease in SG&A was related to the Company focusing on increasing efficiencies and decreasing burn over the pandemic. In 2022, the Company was burdened with the expenses related to the loss of its business in China. Conversely, research and development related expenses increased by 167% from 2022 to 2023, from $308,568 to $822,331 respectively, mostly due to increased activity related to product development from the Saleen Original Series and specifically the S1.

The Company recognized a net loss of $1,441,198 in fiscal year 2023 as compared to a net income of $4,748,693 in fiscal year 2022. While the Company did see an improvement in loss from operations between 2022 and 2023, the main reason there was such a decrease in net income from the prior year was related to a one-time gain of $9,619,461 in fiscal year 2022, from the Company recovering assets related to the Saleen Original Series. This represented a significant increase in the Company's assets, which also totaled $9,619,461. Also, the Company recognized a gain on forgiveness of debt of $2,229,815, due to a) gain on forgiveness of a PPP loan in the amount of $909,740 and b) settlement of open accounts payable with vendors. Historical Results and Cash Flows: The Company has a long operating history, having been in business for 40 years. Revenues in fiscal year 2020, which ended on March 31, 2020, were $28,041,000, compared to revenues of $2,480,603 in fiscal year 2021, $3,329,975 in fiscal year 2022, and $4,382,758 in fiscal year 2023. The Company expects increased revenue in fiscal year 2024 and beyond as its supply chain opens up and it has access to more inventory as a part of its relationship with the Ford Motor Company. Additionally, as the Company relaunched the Saleen Original Series (e.g. S7) and brings the S1 car to mass production, it expects growing revenue in fiscal year 2024 and beyond from this business line. In order for the Company to see increased revenue, it must also have enough resources to support increased supply from the Ford Motor Company. These resources include hourly and full-time staff and working capital that is able to purchase the parts required when it enhances the Ford automobiles. In order for it to be able to support and produce sales of the S1 car as it scales to mass production, the Company will be required to have enough full-time and part-time staff, inventory availability, and working capital required to fully produce automobiles entirely in house. From a cash flow perspective, the Company continued to burn cash in fiscal year 2022 and fiscal year 2023 as the loss from operations continues to reflect both production of Ford tuned vehicles below the breakeven point, and expenses related to the continued R&D of the model S1. In fiscal year 2023 it began efforts to decrease fixed expenses and lower burn in order to increase cash flow as it gears up for a growth in revenue as compared to the prior few years. Additionally, it conducted a Regulation A+ financing round in fiscal year 2023, and it expects additional capital into the business from this fundraise and future planned fundraises in fiscal year 2024 and 2025.

Liquidity and Capital Resources

We believe the funds of this campaign are not critical to the viability of the Company and its core operations related to the Saleen Signature Series and its relationship with the Ford Motor Company. However, as of March 31, 2023, the Company has over $15,233,993 in total liabilities, of which amount $10,544,093 are classified as current liabilities. Additionally, ss outlined in the Use of Proceeds, the Company does plan to use some funds from this campaign on overdue accounts payable. If the Company is unable to raise the maximum amount in this offering, it may need to find additional sources of capital, including those listed below, to pay down any outstanding accounts payable.

The Company does believe the funds from this campaign are critical to the success of the Saleen Original Series, which is a line of high-performance automobiles that are fully designed, developed, and manufactured in house by Saleen Automotive. Of the total funds that our Company has, which as of the date of this Offering is approximately $50,000, more than 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

The Company has the following sources of capital in addition to the proceeds from the Offering: Currently, the Company has contemplated additional future sources of capital including, a second Regulation A+ financing round and potential private fundraises. The purpose of this fundraise and future ones will be to raise enough capital to relaunch the Sateen Original Series and bring automobiles from that product to mass production, starting with the S1.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 3,184,696 of shares of Common Stock for up to $3,980,869.00 at a price per share of $1.25. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 29, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $3,980,869.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event the Minimum Amount is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Issuer Direct.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.0001 per share, of which 26,759,476 common shares will be issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which 0 preferred shares will be issued and outstanding

Dividend Rights

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of Common Stock.

Other Rights

The Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

Voting Proxy: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

Investment Incentives and Bonuses:

Time-based bonuses*

- Invest during weeks 1-4 and receive 20% bonus shares

- Invest during weeks 5-6 and receive 15% bonus shares

- Invest during weeks 7-8 and receive 10% bonus shares

- Invest during weeks 9-10 and receive 5% bonus shares

Volume-based bonuses*

- Invest $1,500+ and receive 5% bonus shares

- Invest $5,000+ and receive 10% bonus shares

- Invest $25,000+ and receive 15% bonus shares

- Invest $50,000+ and receive 20% bonus shares

Loyalty Perks**

- Existing investors receive 5% bonus shares

*Time-based and volume-based bonuses are not stackable

**Loyalty bonuses stack with time-based and volume-based

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Steve Saleen
Relationship to the Company	Director, Officer
Total amount of money involved	
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	Loan proceeds.
Description of the transaction	As of March 31, 2023 and 2022, the Company owed Mr. Saleen $145,598 and $190,698 in loans and $1,069,517 and $634,993 in accrued payroll, all respectively.

Related Person/Entity	W-Net Fund
Relationship to the Company	+10% Investor
Total amount of money involved	$350,000
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	Loan proceeds.
Description of the transaction	On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021, and therefore is in default. The W-Net Note is secured by automobiles as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement. The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan. During the fiscal year 2023, the Company made repayments of $105,000 and recorded forgiveness of $123,500.

Property, Goods or Services

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Market-rate transaction.
Benefits or compensation received by Company	Market-rate transaction.
Description of the transaction	Selling and purchasing automotive parts to and from Saleen Performance Parts

Intellectual Property

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$72,000.00
Benefits or compensation received by related person	Use of IP asset.
Benefits or compensation received by Company	Royalties
Description of the transaction	License of Saleen Automotive name and logo to Saleen Performance Parts

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$122,000.00
Benefits or compensation received by related person	See above
Benefits or compensation received by Company	See above
Description of the transaction	Automotive parts transactions and license as described above.

OTHER INFORMATION

Prior Litigation and Regulatory Actions Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in interest, and Steve Saleen, our chief executive officer and director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation (''Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of $4,712, all of which we are in the process of settling. The failure to settle such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business. The managing member and majority owner, Leslie Edelman, of one of the Company's Principal Securities Holders \vas involved in three previous civil suits, whereby Leslie was a named defendant. Leslie was named as a defendant in a civil suit filed on April 8, 2003, by Radio Kazimierz in the New Jersey Superior Court. Subsequently, Leslie was named as a defendant in a civil suit filed on March 21, 2013, by Radio Et Al in the United States District Court, New Jersey. The cases are for personal injury stemming from the delivery of materials to Leslie's home. Leslie was also named a defendant in a civil suit (Product Liability) in the United States District Court of the Middle District of Florida. The status of this case is "closed." Please see the risk factor section of the Company's onboarding materials for the risks associated. In addition, the Company is subject to several tax liens from the State of California. As of April 2024, Saleen Automotive Inc. owes the State of California $42,162.04 for all outstanding liens, which the Company is in the process of settling.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steve Saleen
(Signature)

Steve Saleen
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Steve Saleen
(Signature)

Steve Saleen
(Name)

CEO, Director
(Title)

4/30/24
(Date)

/s/Dennis Hartmann
(Signature)

Dennis Hartmann
(Name)

Director
(Title)

4/30/24
(Date)

/s/Neil Hannemann
(Signature)

Neil Hannemann
(Name)

Director
(Title)

4/30/24
(Date)

/s/Michael Deschenes
(Signature)

Michael Deschenes
(Name)

Director
(Title)

4/30/24
(Date)

/s/Charles Arzubiaga
(Signature)

Charles Arzubiaga
(Name)

Vice President, Controller
(Title)

4/30/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

EXHIBIT B

Subscription Agreement

EXHIBIT C

Offering Page